CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes due 2025	$2,997,540,000	$348,314.15

PROSPECTUS Dated November 19, 2014 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Pricing Supplement No. 426 to Registration Statement No. 333-200365 Dated July 20, 2015 Rule 424(b)(2)
GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2025

We, Morgan Stanley, are offering the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2025 (the “notes”) described below on a global basis.  We may redeem some or all of the notes at any time on or after January 23, 2016 in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Principal Amount:	$3,000,000,000	Interest Payment Period:	Semi-annual
Maturity Date:	July 23, 2025	Interest Payment Dates:	Each January 23 and July 23,
Settlement Date			commencing January 23, 2016
(Original Issue Date):	July 23, 2015 (T+3)	Business Day:	New York
Interest Accrual Date:	July 23, 2015	Business Day Convention:	Following unadjusted
Issue Price:	99.918%	Minimum Denominations:	$1,000 and integral multiples
Specified Currency:	U.S. dollars		of $1,000 in excess thereof
Redemption Percentage		CUSIP:	6174468C6
at Maturity:	100%	ISIN:	US6174468C63
Interest Rate:	4.00% per annum	Other Provisions:	Optional make-whole
	(calculated on a 30/360 day		redemption on or after January
	count basis)		23, 2016 (spread over
treasury rate: plus 25 basis
points)

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MUFG

ABN AMRO	ACADEMY SECURITIES
BMO CAPITAL MARKETS	BNY MELLON CAPITAL MARKETS, LLC
CAPITAL ONE SECURITIES	COMMERZBANK
DREXEL HAMILTON	FIFTH THIRD SECURITIES
ING	KKR
LEBENTHAL& CO., LLC	LLOYDS SECURITIES
RBC CAPITAL MARKETS	RBS
REGIONS SECURITIES LLC	SOCIETE GENERALE
SUNTRUST ROBINSON HUMPHREY	US BANCORP
UBS INVESTMENT BANK

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On July 20, 2015, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.468%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price for the notes equals the stated issue price of 99.918%, plus accrued interest, if any, less a combined management and underwriting commission of 0.45% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. LLC	$2,130,000,000
Mitsubishi UFJ Securities (USA), Inc.	300,000,000
ABN AMRO Securities (USA) LLC	30,000,000
Academy Securities, Inc.	30,000,000
BMO Capital Markets Corp.	30,000,000
BNY Mellon Capital Markets, LLC	30,000,000
Capital One Securities, Inc.	30,000,000
Commerz Markets LLC	30,000,000
Drexel Hamilton, LLC	30,000,000
Fifth Third Securities, Inc.	30,000,000
ING Financial Markets LLC	30,000,000
KKR Capital Markets LLC	30,000,000
Lebenthal & Co., LLC	30,000,000
Lloyds Securities Inc.	30,000,000
RBC Capital Markets, LLC	30,000,000
RBS Securities Inc.	30,000,000
Regions Securities LLC	30,000,000
SG Americas Securities, LLC	30,000,000
SunTrust Robinson Humphrey, Inc.	30,000,000
U.S. Bancorp Investments, Inc.	30,000,000
UBS Securities LLC	30,000,000
Total	$3,000,000,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the managers), holds an approximately 22% interest in Morgan Stanley.  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy,

PS-2

insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014.

PS-3